FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Cybin Inc. (the "Company")

100 King Street West, Suite 5600

Toronto, Ontario

M5X 1C9

Item 2. Date of Material Change

December 30, 2025

Item 3. News Release

A news release disclosing the material change was disseminated by the Company on December 30, 2025 through BusinessWire.

Item 4. Summary of Material Change

On December 30, 2025, the Company announced that it had launched an at-the-market equity program (the "ATM Program") to allow the Company to issue and sell up to US$100,000,000 of common shares in the capital of the Company (the "Shares") from treasury to the public, from time to time, through Cantor Fitzgerald and Co. and Cantor Fitzgerald Canada Corporation (together, the "Agents").

Item 5. Full Description of Material Change

The ATM Program will allow the Company to issue and sell up to US$100,000,000 of Shares from treasury to the public, from time to time, through the Agents. All the Shares sold under the ATM Program will be sold in transactions that are deemed to be "at-the-market offerings" under Rule 415 of the U.S. Securities Act of 1933, as amended, and "at-the-market" distributions as defined in National Instrument 44-102 - Shelf Distributions, directly through Cboe Canada Inc. ("Cboe Canada"), a United States stock exchange or any other "marketplace" (as defined in National Instrument 21- 101 - Marketplace Operation) upon which the Shares are listed, quoted or otherwise traded, at the prevailing market price at the time of sale. The Company intends to use the net proceeds from sales of the Shares under the ATM Program, if any, for growth opportunities and working capital initiatives.

Distributions of the Shares under the ATM Program, if any, will be made pursuant to the terms and conditions of an "at-the-market equity" distribution agreement (the "Distribution Agreement") dated December 30, 2025, entered into by and among the Company and the Agents. A copy of the Distribution Agreement can be found under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Unless earlier terminated in accordance with the terms of the Distribution Agreement, the ATM Program will be effective until the earlier of the issuance and sale of all of the Shares issuable pursuant to the ATM Program and October 17, 2027. The Company is not obligated to make any sales of Shares under the ATM Program and there can be no assurance as to when such sales will be completed, if ever. The volume and timing of distributions under the ATM Program, if any, will be determined in the Company's sole discretion and in accordance with the Distribution Agreement. As any Shares distributed under the ATM Program will be issued and sold at the prevailing market price at the time of sale, prices may vary among purchasers through the duration of the ATM Program. The completion of sales of the Shares under the ATM Program will be subject to customary closing conditions, including the listing of such Shares on Cboe Canada and any United States stock exchange on which the Shares may be listed, and any required approvals of any such exchanges.

The ATM Program was established, and the sale of the Shares through the ATM Program will be made pursuant to, and qualified by way of a prospectus supplement dated December 30, 2025 (the "Prospectus Supplement") to the Company's short form base shelf prospectus dated September 17, 2025, as amended on December 19, 2025  (the "Base Shelf Prospectus") filed with the securities commissions in each of the provinces and territories of Canada. The Base Shelf Prospectus allows the Company to qualify offerings of Shares, warrants, subscription receipts, units or debt securities, or a combination thereof, up to an aggregate total of C$1,700,000,000 during the 25-month period, ending on October 17, 2027, that the Base Shelf Prospectus remains effective. The Prospectus Supplement was filed with the United States Securities and Exchange Commission as a supplement to the Company's registration statement on Form F-10 (File No. 333-292294), which became effective on December 19, 2025, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Prospectus Supplement and accompanying Base Shelf Prospectus contain important detailed information about the ATM Program. The Prospectus Supplement and accompanying Base Shelf Prospectus can be found under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Copies of the Prospectus Supplement and accompanying Base Shelf Prospectus may also be obtained from Cantor Fitzgerald Canada Corporation, Attn: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, Email: ecmcanada@cantor.com, Cantor Fitzgerald & Co., Attn: Capital Markets, 110 East 59th Street, 6th floor, New York, New York 10022, Email: prospectus@cantor.com. Prospective investors should read the Prospectus Supplement and accompanying Base Shelf Prospectus and the other documents the Company has filed before making an investment decision.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Further information regarding the matters described in this report may be obtained from Gabriel Fahel, Chief Legal Officer of the Company, who is knowledgeable about the details of the material change and may be contacted at 1-866-292-4601.

Item 9. Date of Report

December 31, 2025.